STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

September 12, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Deborah O’Neal-Johnson, Esq.

Re:	The Lazard Funds, Inc.
File Numbers: 33-40682; 811-06312

Ladies and Gentlemen:

On behalf of The Lazard Funds, Inc. (the “Fund”), transmitted for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 92 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment relates to Post-Effective Amendment No. 89 (“Amendment No. 89”) to the Registration Statement, filed on July 17, 2014, which was filed in order to add a new series to the Fund, Lazard Master Alternatives Portfolio (the “Portfolio”).

The Amendment is being filed in order to respond to comments of the staff (the “Staff”) of the Commission on Amendment No. 89 that were provided to the undersigned by Deborah O’Neal-Johnson of the Staff via telephone on August 28, 2014. The prospectus included in the Amendment has been marked to indicate changes from the version filed as part of Amendment No. 89.

For the convenience of the Staff, and for completeness purposes, the Staff’s comments have been restated below in their entirety, and the response is set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

Summary Section—Fees and Expenses

1.	Staff Comment: In the fee table, please consider changing “Maximum Redemption Fee” to “Redemption Fee” unless there actually is a range of redemption fees.

Response: The requested change has been made.

2.	Staff Comment: In the fee table, please add a line for “Total Other Expenses” under “Other Expenses.”

Response: The requested change has been made.

3.	Staff Comment: Please confirm whether, in connection with the fee waiver and expense limitation arrangement in place between the Investment Manager and the Fund, on behalf of the Portfolio (the “Expense Limitation Agreement”), the Investment Manager retains a right to seek reimbursement from the Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement.

Response: The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from the Portfolio for the fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

4.	Staff Comment: Please confirm supplementally whether “Acquired Fund Fees and Expenses” are projected to exceed one basis point (0.01%). If so, please add a line item to the fee table.

Response: We have been advised by Fund management that it is not currently anticipated that “Acquired Fund Fees and Expenses” will exceed one basis point (0.01%).

Summary Section—Principal Investment Strategies

5.	Staff Comment: In the first bullet point of the third paragraph, it states that the global equity long/short strategy “typically invests the majority of its assets outside of the US.” If investing in emerging markets is part of the Portfolio’s principal investment strategy, please add “including emerging markets” to the referenced language.

Response: We have been advised by Fund management that investing in emerging markets is not part of the Portfolio’s principal investment strategy.

6.	Staff Comment: In the second bullet point of the third paragraph, it states that the US equity long/short strategy “also may invest in non-US companies.” Please confirm supplementally that no more than 20% of the assets allocated to the strategy will be invested in non-US companies. If more than 20% of the assets allocated to the strategy will be invested in non-US companies, please consider changing the name of the strategy.

Response: We have been advised by Fund management that it is not currently anticipated that more than 20% of the assets allocated to the strategy will be invested in non-US companies.

7.	Staff Comment: In the fourth bullet point of the third paragraph, the relative value convertible securities strategy is described as “a long biased strategy investing in convertible fixed income and preferred securities.” Please add disclosure describing the maturity of the securities that the strategy may invest in.

Response: The following sentence has been added as the last sentence of the bullet point: “The strategy may invest in convertible fixed income and preferred securities of any maturity. Convertible securities generally are expected to have maturities between five and seven years at the time of investment. Preferred securities generally are of perpetual maturities, callable at various points determined by the issuer.”

8.	Staff Comment: The fourth paragraph states that the Portfolio may invest in “derivatives, principally swap agreements...” Please confirm that, if the Portfolio intends to enter into credit

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default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps. Additionally, if the Portfolio intends to enter into total return swap agreements, please review the set-aside recommendations in Securities Trading Practices of Investment Companies, Rel. No. IC-10666 (April 18, 1979) (“Release 10666”) and confirm compliance with Release 10666.

Response: We have been advised by Fund management that, if the Portfolio enters into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps. Additionally, we have been advised by Fund management that the Portfolio will comply with Release 10666 and subsequent Staff no-action letters or interpretations. In the event that any such future rules or regulations, or Staff interpretations thereof, impact Portfolio operations, the Portfolio will revise its prospectus and/or Statement of Additional Information (“SAI”) if and as appropriate.

9.	Staff Comment: The last paragraph sets forth the Portfolio’s temporary defensive strategy. Please remove this disclosure from the summary section as per Instruction 6 to Item 9(b)(1) of Form N-1A.

Response: The referenced paragraph has been removed from the summary section and moved to Additional Information About Principal Investment Strategies and Principal Investment Risks— Additional Information About Principal Investment Strategies.

Summary Section—Principal Investment Risks

10.	Staff Comment: Please consider adding “Japanese Securities Risk” as a principal investment risk.

Response: The following risk factor has been added:

Japanese Securities Risk. To the extent the Portfolio invests significantly in the securities of companies in Japan, the Portfolio’s performance will be influenced by social, political and economic conditions within Japan and may be more volatile than the performance of funds that do not have significant investments in a single country.  The Japanese economy has only recently emerged from a prolonged economic downturn.  Since the year 2000, Japan’s economic growth rate has remained relatively low.  The economy is characterized by government intervention and protectionism, an unstable financial services sector, and relatively high unemployment.  Economic growth is heavily dependent on international trade, government support of the financial services sector and other troubled sectors, and consistent government policy.  Japan’s economy and stock market have in the recent past had a strong correlation with the US economic cycle and US stock markets; as a result, Japan’s economy may be affected by any economic problems in the US. Japan also has a growing economic relationship with China and other Southeast Asian countries, and Japan’s economy also may be affected by economic, political or social instability in those countries (whether resulting from local or global events).  Japan has few natural resources.  Any fluctuation or shortage in the commodity markets could have a negative impact on Japanese securities.  In addition, Japan is subject to the risk of natural disasters, such as earthquakes, volcanic eruptions, typhoons and tsunamis.

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Summary Section—Financial Intermediary Compensation

11.	Staff Comment: Please consider whether the parenthetical regarding R6 Shares is necessary or could be clarified.

Response: The referenced parenthetical has been deleted and the section heading has been revised to read: “Financial Intermediary Compensation (Open and Institutional Shares only).”

Back Page

12.	Staff Comment: If the Fund’s policies and procedures with respect to the disclosure of the Portfolio’s portfolio holdings are available on the Fund’s website, please state so and provide the website address.

Response: The Fund’s policies and procedures with respect to the disclosure of the Portfolio’s portfolio holdings are not available on the Fund’s website other than the descriptions included in the prospectus and SAI, which are available on the Fund’s website.

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We hereby advise you that the Amendment does not include disclosure which we believe would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act.  We hope the Staff finds that this letter and the revisions to the prospectus are responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6173 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Linda Y. Kim
Linda Y. Kim

cc:  Janna Manes

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